EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-141982 of our report dated February 28, 2008, relating to the consolidated financial statements and financial statement schedule of Spectra Energy Corp (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of new accounting standards and the completion of the spin-off of Spectra Energy Corp from Duke Energy Corporation on January 2, 2007) and the effectiveness of Spectra Energy Corp’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Spectra Energy Corp for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectuses, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

March 24, 2008